July 11, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re: GlobalTech Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 10-Q for the Quarterly Period Ended March 31, 2023

File No. 000-56482

Dear Commission:

We are in receipt of your letter dated May 30, 2023.  In reference to the additional disclosures, we will be filing an amendment to our annual report 10-K and quarterly report 10-Q.

Our response to each of your comments is as follows (Commission’s text is in Italics:)

Form 10-Q for the quarterly period ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Update on plans: page 38

1.	Please revise your disclosure to clarify what services are included in the "full bouquet of banking services."

Response:

Based upon our analysis of the market conditions in Pakistan, Management has made a strategic decision to discontinue our Blockchain project. As we have discontinued Blockchain, we will no longer pursue banking services. All services related to blockchain has been discontinued. Company’s amended filings will reflect the change in operating strategy.

2.

We note your response to prior comment 3; however, you have not included any discussion of the costs incurred to date to develop your blockchain network and the costs expected to be incurred in future periods to commercialize the network. Please revise accordingly.

Response:

Based upon our analysis of the market conditions in Pakistan, Management has made a strategic decision to discontinue our Blockchain project. We do not expect any financial impact upon the company as we have not incurred any development costs on this project. Our amended filing will reflect Company’s change in operating strategy.

3550 Barron Way Suite 13a, Reno, NV 89511

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2023

3.

We note your response to prior comment 6 and reissue it. We note that you intend to utilize smart contracts for your target services. In future filings, please include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

Response:

Based upon our analysis of the market conditions in Pakistan, Management has made a strategic decision to discontinue our Blockchain project. In light of this decision the risk factors are no longer applicable.

Controls and Procedures, page 42

4.

Please revise to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response:

In response to the Staff’s comment, we have updated the relevant section in Amendment No. 1 to our Quarterly Report 10-Q to be filed.

Form 10-K for the fiscal year ended December 31, 2022

Description of Business

General Information

Form and Year of Organization, page 4

5.

We note your response to prior comment 1. As previously requested, please reconcile the ownership structure disclosed in WorldCall Public’s financials to the corporate structure presented in your filing. Also reconcile to the disclosures in the notes to financials on page F-9 and on page 9 of your Form 10-Q for the quarterly period ended March 31, 2023 indicating you owned 55.2% and 59.3%, respectively, of WorldCall Telecom Limited. You also disclose that WorldCALL Private and FZC own 14.7% and 40.5%, respectively, of WorldCALL Telecom Limited. Provide us with your complete computation of the ownership structure of WorldCall Telecom Limited. We note the current conversion ratio of the Convertible Preference Shares provided in your response. However, your disclosure on page F-32 indicates these shares were issued to Oman Telecommunications Company. Considering that WorldCALL Private holds 854,914,152 shares and FZC holds 313,128,042 shares, respectively, of WorldCall Telecom Limited, it appears based on our computation that WorldCALL Private and FZC appear to only own 15.8% and 5.8%, respectively, of WorldCALL Telecom Limited.

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2023

Response:

In response to the Staff’s comment, we have shown ownership structure with substantive conversion option available to Convertible Preferred Shares “CPS”. This conversion feature provides the Company with significant control as shown in table. A copy of the CPS agreement is attached as an Exhibit to Amendment No. 2 Form 10K.

Reconciliation to the disclosures in notes to financials on page F-9 and on page 9 of Form 10-K and Form 10-Q are as under;

Sources: PwC Guides “Financial Transactions (paragraph ASC 480-10-55-12)” and “ASC 810 Consolidation (paragraph 7.2.3 Potential voting rights, call options, & convertible instruments)”.

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2023

Additional information:

Reconciliation: As per conversion terms and applicable rates, Company holding on fully diluted basis amounted to 55.2% (3,204,318,139 shares out of total of 5,809,068,317 on fully diluted basis) on 31 December 2022. Similarly, based on the applicable conversion rates, Company holding on fully diluted basis amounted to 59.2% (3,976,357,683 shares out of total of 6,700,244.284 on fully diluted basis) on 31 March 2023.

Conversion Terms: A copy of the CPS agreement is attached as an Exhibit to Amendment No. 2 Form 10K.

Conversion Trigger: Mandatory conversion date of convertible preference shares (CPS) is December 31, 2024. We have the right to exercise conversion option any time prior to mandatory conversion. We have converted our accrued dividends on CPS to common shares of WorldCall public pursuant to our exercise option. See Table above.

Dividend on Preference Shares: Accumulated dividend on preference shares @5.9% per year is payable in common shares of WorldCall Public as an option when preference shares are converted into ordinary shares.

Significant Influence: Based upon our conversion rights, the Company has significant influence over WorldCall Public operations, policies, and decisions. This influence is achieved by having a substantial percentage of the total voting rights without forming strategic alliances with other shareholders. (59.3% fully diluted shares upon current exchange rate and WorldCall quoted share price on Karachi Stock Exchange.)

Control of WorldCall Public was acquired through operation of law by successful completion of Public Offer for Acquisition as defined under Securities Act 2015, Pakistan. It included acquisition of shareholding held by Oman Telecommunication Company (S.A.O.G). Any future change of control would require successful completion of a Public Offer for Acquisition. It would essentially require that Company accepts an offer for sale of substantial shareholding of WorldCall Public currently held by the Company. No further shares can be issued in WorldCall Public without consent of CPS holders.

Company nominates Directors for appointment on Worldcall Public Board of Directors and in last two elections, all nominees by Worldcall Private have been appointed unopposed.

Subsequent Event to last reporting dates of 31 March 2023:

Company has acquired all CPS held by Omantel through Ferret. This acquisition was completed on May 26, 2023. Company now owns all outstanding CPS of Worldcall Public.

Consolidated Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, page F-6

6.

Your response to prior comment 9 indicates that the cash flows used for the issuance of long-term loan in 2021 relates to loans to employees and advances to vendors for the provision of goods and services and it should have been classified as an operating activity. Please revise to restate the statement of cash flow for the year ended December 31, 2021.

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2023

Response:

In response to the Staff comment we have restated the cashflow for the year ended December 31, 2021 and adequate restatement disclosure has also been made in Amendment No. 2 Form 10K.

Notes to Consolidated Financial Statements

Note 2. Basis of Preparation of Consolidated Financial Statements

Business Combinations, page F-11

7.

In response to prior comment 11, you indicate that the trading price of WTL stock was not used to determine the fair value of the WHI shares effectively transferred because the replacement cost of WTL’s fiber network is substantially higher than the market capitalization of WTL. It does not appear that your valuation complies with the guidance in ASC 820-10-35. That is, the fair value measurement should assume that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. In addition, the valuation technique should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Please revise to consider the trading price of WTL stock in your valuation. In this regard, you indicate in your response that the value of WHI is largely driven by the value of its investments in WTL.

Response:

In response to the Staff comment we have re-evaluated acquisition method accounting treatment of these transactions (Acquisitions of WSL and Ferret) and considered it more suitable to treat it as common control transactions. Since, shareholders have identical ownership interests before and after the transaction, we have determined that this be accounted for as common control transaction.

WHI’s Ownership structure:

Shareholders	Pre-Transaction	Post Transaction
Babar Ali Syed	75.42%	75.42%
Muhammad Azhar Saeed	24.25%	24.25%
Mansoor Ali	0.33%	0.33%

Sources: PwC’s Guide on Business Combinations (paragraph 8.2.3.2. Entities with a high degree of common ownership).

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2023

8.

We note the disclosure added on page 11 of your Form 10-Q for the quarterly period ended March 31, 2023 in response to prior comment 10. Please revise to account for the excess of the fair value of the consideration effectively transferred over the fair value of EBI’s net asset as goodwill. Refer to the example in ASC 805-40-55-12. In addition, as previously requested, include a qualitative description of the factors that make up the goodwill recognized.

Response:

In response to the Staff comment, we have followed a revision in fair value determination i.e., trading price of WTL, which resulted a bargain purchase gain thereof and a requisite qualitative description of factors has also been adequately disclosed in Form 10K Amendment No. 2 and Form 10Q Amendment No. 1.

Note 3. Acquisitions, page F-15

9.

We reissue prior comment 12, as it is not clear how ASC 810-10-45-10 supports the basis for your financial reporting of the acquisitions and the response did not sufficiently address our concerns. In your April 4, 2023 response to comment 17, you state that “WTL was not acquired before the acquisition of its parent.” However, your response then explains that WTL’s parent was not acquired until November 30, 2021, which is after the acquisition date of WTL of October 18, 2017. Therefore, it does appear that your financial statements reflect the acquisition of WTL before the acquisition of its parents. Tell us why this presentation is appropriate. Considering that your historical financial statements should reflect the continuation of WHI, the legal acquirer, pursuant to ASC 805-40-45-1, explain why your financial statements do not reflect WSL and Ferret Consulting’ investments in WTL starting on November 30, 2021, the date WHI acquired WSL and Ferret Consulting. Alternatively, tell us whether WSL is the predecessor entity upon the acquisitions of WSL and Ferret Consulting and what consideration was given to presenting the predecessor audited financial statements through November 29, 2021.

Response:

WTL has been consolidated as all group companies are under common control and management which is in accordance with (US Financial statement presentation guide 18.8). Moreover, all these transactions took place as part of the Reorganization Plan for the eventual listing on NASDAQ as disclosed on page 4 of Form 10-K Amendment No. 2 to be filed. See table in Response to Comment No. 7.

10.

We note your response to prior comment 16 indicating that you included the fair value of the assets and liabilities acquired in the business combination in your valuation of the consideration transferred. As previously noted, the consideration transferred in a business combination should be measured at fair value of the equity interests issued by the acquirer. Please revise your valuation of the fair value of the WHI shares issued as consideration for the business combinations. Refer to ASC 805-30-30-7. Also note that there is no basis for the valuation of the shares to be different for acquisitions occurring on the same date.

Response:

We have changed our accounting methodology from acquisition method to entities under common control and updated Note 3 in Form 10K Amendment No. 2 and Form 10Q Amendment No. 1 to be filed.

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2023

11.

For the Ferret Consulting acquisition, as previously requested in comment 20 of our letter dated February 9, 2023 and considering the explanation provided in response to prior comment 15, please revise your description of the reasons why the transaction resulted in a bargain purchase gain.

Response

We have changed our accounting methodology from “acquisition method” to “entities under common control” eliminating bargain purchase gain. We have updated Note 3 in Form 10K Amendment No. 2 and Form 10Q Amendment No. 1.

Sincerely,

For GlobalTech Corporation

Dana F. Green

Chief Executive Officer

cc: Sean Neahusan